Filed by Summit Financial Group, Inc.
Pursuant to Rule 425
Under the Securities Act of 1933
And Deemed Filed Pursuant to Rule 14a-12
Under the Securities Exchange Act of 1934
Subject Company: First Century Bankshares, Inc.
Commission File No.: 000-16587
Date: July 8, 2016

A letter to customers of First Century Bankshares, Inc. announcing the pending merger of Summit Financial Group, Inc. and First Century Bankshares, Inc., is filed herewith pursuant to Rule 425 under the Securities Act of 1933

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July 8, 2016

Dear Shareholder,

I am pleased to inform you that on June 1, 2016 your Board of Directors announced the proposed merger between First Century Bankshares, Inc. (“First Century”) and a subsidiary of Summit Financial Group, Inc. (“Summit”).

After careful deliberation, your Board of Directors has approved the merger, which, if also approved by our shareholders and the banking regulators, will result in the merger of First Century into a subsidiary of Summit and the merger of our subsidiary, First Century Bank, Inc. with and into Summit Community Bank, Inc., forming a single community banking organization. Your Board of Directors believes that this transaction is in the best interests of our shareholders, will provide greater opportunities for our employees and will enhance banking services in our communities. For your convenience, I am enclosing the public announcement of this transaction that was released on June 1, 2016.

If First Century’s shareholders approve the merger, you will be allowed to make an election to receive either cash, shares of Summit common stock or a combination of cash and Summit common stock in exchange for your shares of First Century stock.

In due course, you will receive a proxy statement describing this proposed transaction in detail that also serves as a prospectus for the offering of Summit common stock. The proxy statement/prospectus will be sent in conjunction with a meeting of our shareholders that the Board of Directors will call to consider and vote upon the merger. I encourage you to review carefully the proxy statement when you receive it and to attend our shareholders meeting.

We appreciate your ongoing support of First Century and we look forward to this new opportunity with Summit. If you have any questions, please do not hesitate to contact me.

With best regards,

Frank W. Wilkinson,
President and CEO

Additional Information About the Merger and Where to Find It

The information in this letter do not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. In connection with the proposed merger, Summit will file with the Securities and Exchange Commission (the “SEC”) a Registration Statement on Form S-4 with respect to the offering of Summit common stock as the merger consideration under the Securities Act, which will include a proxy statement of First Century seeking approval of the merger by First Century’s shareholders and a prospectus of Summit. First Century will deliver the proxy statement/prospectus to its shareholders. In addition, Summit may file other relevant documents concerning the proposed merger with the SEC. Investors and security holders are urged to read the registration statement and proxy statement/prospectus and other relevant documents when they become available because they will contain important information about the proposed merger.

Investors and security holders may obtain free copies of these documents through the website maintained by the SEC at http://www.sec.gov. Security holders of Summit and First Century may also obtain free copies of these documents by directing a request to Ms. Teresa Ely, Summit’s Director of Shareholder Relations, by telephone at (304) 530-0526 or by email at tely@summitfgi.com or by accessing these documents at Summit’s website: www.summitfgi.com. The information on Summit’s website is not, and shall not be deemed to be, a part of this letter or incorporated into other filings made with the SEC.

Participants in the Solicitation

First Century and its directors, executive officers and members of management may be deemed to be participants in the solicitation of proxies from the shareholders of First Century in connection with the merger. Information about the directors and executive officers of First Century may be obtained by reading the proxy statement/prospectus regarding the merger when it becomes available. Security holders of First Century may obtain free copies of these documents through the website maintained by the SEC at http://www.sec.gov or using the First Century contact information above.

Forward-Looking Statements

This letter may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements include, but are not limited to, statements about (i) the benefits of a merger between First Century and Summit, including future financial and operating results, cost savings enhancements to revenue and accretion to reported earnings that may be realized from the merger; (ii) Summit’s and First Century’s plans, objectives, expectations and intentions and other statements contained in this press release that are not historical facts; and (iii) other statements identified by words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates,” “targets,” “projects,” or words of similar meaning generally intended to identify forward-looking statements. These forward-looking statements are based upon the current beliefs and expectations of the respective managements of Summit and First Century and are inherently subject to significant business, economic and competitive uncertainties and contingencies, many of which are beyond the control of First Century and Summit. In addition, these forward-looking statements are subject to assumptions with respect to future business strategies and decisions that are subject to change. Actual results may differ materially from the anticipated results discussed in these forward-looking statements because of possible uncertainties.

The following factors, among others, could cause actual results to differ materially from the anticipated results or other expectations expressed in the forward-looking statements: (1) the businesses of Summit and First Century may not be combined successfully, or such combination may take longer, be more difficult, time-consuming or costly to accomplish than expected; (2) the expected growth opportunities or cost savings from the merger may not be fully realized or may take longer to realize than expected; (3) deposit attrition, operating costs, customer losses and business disruption following the merger, including adverse effects on relationships with employees, may be greater than expected; (4) the regulatory approvals required for the merger may not be obtained on the proposed terms or on the anticipated schedule; (5) the shareholders of First Century may fail to approve the merger; (6) legislative or regulatory changes, including changes in accounting standards, may adversely affect the businesses in which Summit and First Century are engaged; (7) changes in the interest rate environment may adversely affect net interest income; (8) results may be adversely affected by continued diversification of assets and adverse changes to credit quality; (9) competition from other financial services companies in Summit’s and First Century’s markets could adversely affect operations; and (10) the economic slowdown could continue to adversely affect credit quality and loan originations. Additional factors, that could cause actual results to differ materially from those expressed in the forward-looking statements are discussed in Summit’s reports (such as Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K) filed with the Securities and Exchange Commission and available on the SEC’s Internet site (http://www.sec.gov).

Summit and First Century caution that the foregoing list of factors is not exclusive. All subsequent written and oral forward-looking statements concerning the proposed transaction or other matters attributable to Summit or First Century or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements above. Summit and First Century do not undertake any obligation to update any forward-looking statement to reflect circumstances or events that occur after the date the forward-looking statements are made.

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